

April 4, 2024

Michael Klein
Chief Executive Officer
Churchill Capital Corp X
640 Fifth Avenue, 14th Floor
New York, NY 10019

      Re: Churchill Capital Corp X
          Draft Registration Statement on Form S-1
          Submitted March 8, 2024
          CIK No. 0002007825

Dear Michael Klein:

      We have reviewed your draft registration statement and have the following comments.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover page

1.   We note your disclosure elsewhere in the filing that your Class B ordinary shares have different voting rights to appoint or remove directors than the Class A ordinary shares you are registering in your offering. Please revise the disclosure on your cover page to briefly describe the voting rights of the securities. Refer to Item 501(b)(2) of Regulation S-K.

Summary
Conflicts of Interest, page 32

2.   We note your disclosure that Mr. Klein will have no duty to offer acquisition opportunities to the company unless presented to him solely in his capacity as an officer or director of the company and after he has satisfied his contractual and fiduciary obligations to other parties. We also note your disclosure on page 114 that Mr. Klein and the Operating

Partners have complete discretion, subject to applicable fiduciary duties, as to which blank check company they choose to pursue a business combination. Please clarify whether Mr. Klein has any existing contractual and fiduciary obligations to other parties to offer acquisition opportunities to such parties.

Principal Shareholders, page 155

3. We note your disclosure in footnote 2 to the table in this section that the After Offering interests shown consist of founder shares and private placement shares. Please clarify in this section how many of those 6,550,000 shares are founder shares.

Underwriting, page 198

4. We note your disclosure that BTIG, LLC will be admitted as a member of the sponsor in connection with the closing of this offering and will be allocated interests in the sponsor corresponding to 250,000 founder shares (or up to 287,500 founder shares if the over-allotment is exercised in full) as upfront underwriting compensation in lieu of a cash underwriting discount and that separately, an affiliate of BTIG, LLC will commit to invest $500,000 in, and will be admitted as a member of, the sponsor in connection with the closing of this offering in exchange for interests in the sponsor corresponding to 50,000 private placement units and 200,000 founder shares. Please clarify the terms under which admitting BTIG and its affiliate as members of the sponsor will allocate interests in specific numbers of shares and units held by the sponsor to those entities. Also, please clarify the relationship with and identify the affiliate.

5. We note your disclosure that BTIG will be allocated interests in your sponsor corresponding to 250,000 founder shares as upfront underwriting compensation, and it appears that an affiliate of BTIG will also be allocated interests in shares at a substantial discount to the offering price. Please disclose, here and on the cover page the aggregate total underwriting compensation which will be paid to BTIG and its affiliates in connection with the offering. Refer to Item 508(e) of Regulation S-K.

Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Ruairi Regan at 202-551-3269 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stuart Neuhauser, Esq.